Free Writing Prospectus	Filed Pursuant to Rule 433
(To the Preliminary Prospectus	Registration Statement No. 333-223170
Supplement dated May 30, 2019
(“Preliminary Prospectus Supplement”))

$200,000,000 3.550% Notes Due 2029

FINAL TERM SHEET

May 30, 2019

Issuer:	International Paper Company

Security:	3.550% Notes due 2029

Expected Ratings*:	Moody’s: Baa2 (Stable); Standard & Poor’s: BBB (Stable)

Principal Amount:	$200,000,000

Trade Date:	May 30, 2019

Settlement Date:	June 10, 2019 (T+7)

Final Maturity:	June 15, 2029

Interest Rate:	3.550% per annum

Benchmark Treasury:	2.375% UST due May 15, 2029

Benchmark Treasury Price:	101-02+

Benchmark Treasury Yield:	2.253%

Spread to Benchmark Treasury:	131 basis points

Yield to Maturity:	3.563%

Public Offering Price:	99.891%

Interest Payment Dates:	Semi-annually in arrears on June 15 and December 15 of each year, commencing December 15, 2019.

Optional Redemption:	Prior to March 15, 2029, at the greater of par and make-whole at Treasury plus 20 basis points, plus accrued and unpaid interest to the date of redemption. On or after March 15, 2029, at par, plus accrued and unpaid interest to the date of redemption.

CUSIP/ISIN:	460146CT8 / US460146CT89

Sole Book-Running Manager:	J.P. Morgan Securities LLC

Net Proceeds to Issuer (before expenses):	$198,482,000

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

We expect to deliver the notes against payment by the underwriter on or about June 10, 2019, which will be the seventh business day following the date of the pricing of the notes (such settlement being referred to as “T+7”). Since trades in the secondary market generally settle in two business days, purchasers who wish to trade notes on the date of pricing or the next four succeeding business days will be required, by virtue of the fact the notes initially will settle on T+7, to specify alternative settlement arrangements to prevent a failed settlement.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the Preliminary Prospectus Supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, the underwriter or any dealer participating in the offering will arrange to send you the Preliminary Prospectus Supplement if you request it by calling the Sole Book-Running Manager at the number below:

J.P. Morgan Securities LLC                         212-834-4533 (collect)

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers were automatically generated as a result of this communication being sent via Bloomberg or another email system.